SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2008

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation

Monthly Power Sales Report

		Power Sold (In Gigawatt hours)			Power Sales (In billions of Won)
	Demand by the Type of Usage	June 2007	June 2008	Year on year growth	June 2007	June 2008	Year on year growth
For June	Residential	5,198	5,389	3.7%	502	526	4.6%
	Commercial	6,476	6,625	2.3%	590	590	0.1%
	Educational	406	424	4.5%	29	31	6.6%
	Industrial	16,267	17,048	4.8%	970	1,030	6.2%
	Agricultural	656	653	-0.4%	27	27	1.6%
	Streetlighting	201	212	5.2%	16	17	5.7%

	Total	29,204	30,352	3.9%	2,135	2,222	4.1%

From January to June	Residential	39,821	41,722	4.8%	3,528	3,857	9.3%
	Commercial	39,104	42,289	8.1%	3,647	3,838	5.2%
	Educational	2,547	2,818	10.7%	187	209	11.9%
	Industrial	95,640	102,278	6.9%	5,914	6,405	8.3%
	Agricultural	3,883	4,196	8.1%	168	181	8.0%
	Streetlighting	1,384	1,476	6.6%	100	107	7.2%

	Total	182,379	194,777	6.8%	13,544	14,597	7.8%

*	The figures may not add up due to rounding.

Disclaimer:

The sales figures, including but not limited to power sold and revenues received therefrom (the “Estimates”), of Korea Electric Power Corporation (“KEPCO”) as presented above have been prepared based on internal estimates of KEPCO for convenience only and have neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other accountants. These Estimates may differ significantly from the actual results of operations of KEPCO, which KEPCO expects to publicly disclose in the future, in a number of ways, including but not limited to, elimination of internal profits and sales discount. KEPCO disclaims any liability in connection with the Estimates, and no reliance should be made upon these Estimates including in connection with, but not limited to, entering into any contract for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO or its securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	/s/ Kim, Myung-Whan
	Name:	Kim, Myung-Whan
	Title:	Director
Finance Team

Date: August 13, 2008